April 29, 2021

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that PetroChina Company Limited has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2020, which was filed with the U.S. Securities and Exchange Commission on April 29, 2021. Such disclosure is on page 10 and page 11 of the Annual Report on Form 20-F and is incorporated by reference herein.

Sincerely,

/s/ CHAI Shouping
CHAI Shouping
Chief Financial Officer and Secretary to the Board of Director